UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition year from              to
Commission File No. 1-10275

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
BRINKER INTERNATIONAL
401(K) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Brinker International, Inc.
3000 Olympus Blvd.
Dallas, Texas 75019

BRINKER INTERNATIONAL
401(K) SAVINGS PLAN

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2019 and 2018	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2019 and 2018	3
Notes to Financial Statements	4
Supplemental Schedule* - Form 5500 Schedule H, Line 4i – Schedule of Assets (Held at End of Year) - December 31, 2019	9
Signatures	10
Exhibit 23 - Consent of Independent Registered Public Accounting Firm	11
Exhibit 99 - Certification by Jason Landry, Plan Administrator of the Registrant, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	12

*	All other schedules required by Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Plan Administrator of the
Brinker International 401(k) Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Brinker International 401(k) Savings Plan (the “Plan”) as of December 31, 2019 and 2018 and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedule of Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
We have served as the Plan’s auditor since 2007.
/s/ Whitley Penn LLP
Dallas, Texas
May 29, 2020

BRINKER INTERNATIONAL
401(K) SAVINGS PLAN

Statements of Net Assets Available for Benefits
December 31, 2019 and 2018

	2019	2018
Investments - at fair value (Note 3)	$314,789,845	$254,448,338
Receivables:
Employer contributions	175,555	150,454
Participants’ contributions	342,158	286,367
Notes receivable from participants	12,963,936	12,690,315
Total receivables	13,481,649	13,127,136
Net assets available for benefits	$328,271,494	$267,575,474
See accompanying Notes to Financial Statements.

BRINKER INTERNATIONAL
401(K) SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2019 and 2018

	2019	2018
Additions:
Contributions:
Participants	$19,167,411	$18,002,851
Rollovers	2,746,392	480,913
Employer	9,925,678	9,460,238
Total contributions	31,839,481	27,944,002
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	40,569,224	(30,469,880)
Interest and dividends	17,345,301	17,589,823
Total investment income (loss)	57,914,525	(12,880,057)
Interest on notes receivable from participants	697,096	592,147
Total additions	90,451,102	15,656,092
Deductions:
Benefits paid to participants	29,755,082	30,239,872
Net increase (decrease)	60,696,020	(14,583,780)
Net assets available for benefits at beginning of year	267,575,474	282,159,254
Net assets available for benefits at end of year	$328,271,494	$267,575,474
See accompanying Notes to Financial Statements.

BRINKER INTERNATIONAL
401(K) SAVINGS PLAN

Notes to Financial Statements
1. DESCRIPTION OF THE PLAN
The following description of the Brinker International (the “Company” or “Brinker”) 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
General
The Company originally adopted the Plan effective January 1, 1993. The Plan is a qualified defined contribution retirement plan covering eligible employees as defined below. The Plan was most recently amended and restated in its entirety effective December 1, 2014, primarily for the purpose of incorporating previous Plan amendments and implementing an updated plan document. During 2019, the Plan was amended to allow employees who were previously employed by certain franchisees whose restaurants were acquired by Brinker to become eligible for participation based on their service with the franchisee. Leased employees, non-US citizens, and union employees without specific contract provisions are not eligible to participate in the Plan.
The investments of the Plan are maintained in a trust (the “Trust”) by Fidelity Management Trust Company (the “Trustee”) and the recordkeeping functions are performed by Fidelity Workplace Services LLC (the “Recordkeeper”).
Contributions
An employee may become a participant on the first of the month following the date the employee completes one year of eligible service (at least 1,000 hours) and attains the age of twenty-one. Contributions are subject to Internal Revenue Service (“IRS”) limitations on total annual contributions, as well as plan limitations which stipulate that up to 50% of eligible base compensation including tips and 100% of eligible bonuses, as defined in the Plan, may be contributed to various investment funds on a tax-deferred basis.
The Company matches in cash at a rate of 100% of the first 3% of pay and 50% of the next 2% of pay for a participant’s compensation, as defined in the Plan, up to the maximum deferrable amount allowed by the Internal Revenue Code (“IRC”).
Eligible participants age 50 or older by the end of a calendar year are permitted to make catch-up contributions to the Plan up to the deferral amount allowed by the IRC.
Active hourly-tipped participants may elect to make voluntary after-tax contributions for each pay period under the Plan. The employee contributions may be made only from the participant’s compensation representing tip income that is not paid through the Company’s payroll and may contribute up to 100% of such tip income. An active participant may not make contributions for any period in which such person is not accruing hours of service with the Company.
Participants’ Accounts
Participant and Company matching contributions are invested in accordance with participants’ elections. Participants may invest in various instruments including money market funds, mutual funds, and Brinker common stock. Participants’ accounts are adjusted with the proportionate share of gains or losses generated by their elected investments.
Vesting
Participants are immediately vested in both employee and employer matching contributions and the earnings thereon.

BRINKER INTERNATIONAL
401(K) SAVINGS PLAN

Forfeited Accounts
Forfeited account balances are used to reduce Company matching contributions. Forfeited accounts for the years ended December 31, 2019 and 2018 were not significant.
Payment of Benefits
Distributions under the Plan may be made upon a participant’s death, disability, retirement, or termination of employment. Actively employed participants may withdraw a portion of their vested account balance due to a financial hardship in accordance with IRS regulations and as defined in the plan document. Actively employed participants may also take a withdrawal from their rollover and after-tax account types within the Plan without meeting one of the hardship criteria. Actively employed participants may withdraw all, or any portion, of the vested balance in their accounts after reaching age 59½. Benefit payments may be made in the form of a single lump sum payment, a direct rollover into an Individual Retirement Account or another qualified plan, or periodic payments, as applicable.
Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. A participant may have up to two loans outstanding at a time; however, the total outstanding balance of all loans may not exceed the lesser of $50,000 or 50% of the participant’s vested account balance. Loan terms range from six months to 5 years or up to 15 years for the purchase of a primary residence. Maturities range from 2020 through 2034 as of December 31, 2019. The loans are secured by the participant’s account and bear interest at a rate of 1% above the prime lending rate which is determined at the end of the month prior to the month in which the loan request is made. Interest rates on outstanding loans ranged from 4.25% to 9.25% as of December 31, 2019 and 2018. Principal and interest payments are made through bi-weekly payroll deductions.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Administrative Expenses
The Company pays all administrative expenses related to the Plan for actively employed participants, except for transactional fees related to participant-directed actions on their account which are paid by the participant. Non-employee participants are responsible for the annual administration fees for their accounts.
Investment Valuation and Income Recognition
The Plan’s money market funds, mutual funds and Company common stock fund are stated at fair value using quoted market prices. Refer to Note 3 for additional disclosures.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Income from investments is recorded as earned on an accrual basis.

BRINKER INTERNATIONAL
401(K) SAVINGS PLAN

Notes Receivable from Participants
Notes receivable from participants are valued at the outstanding principal balance, which represents the exit value upon collection, either by repayment or by deemed distribution if not repaid.
Payment of Benefits
Benefits are recorded when paid.
Contributions
Participant and employer contributions are accrued in the period that payroll deductions are made from plan participants in accordance with salary deferral agreements and as such, become obligations of the Company and assets of the Plan.
3. FAIR VALUE MEASUREMENTS
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. In determining fair value, the accounting standards establish a three-level hierarchy for inputs used in measuring fair value, as follows:

•	Level 1 – inputs are quoted prices in active markets for identical assets or liabilities.

•	Level 2 – inputs are observable for the asset or liability, either directly or indirectly, including quoted prices in active markets for similar assets or liabilities.

•	Level 3 – inputs are unobservable and reflect our own assumptions.
The methodologies used to measure the fair value of each major category of investments are as follows:

•	Money market funds are valued based on the short-term cash component as of the measurement date and classified within Level 1 of the valuation hierarchy.

•
Mutual funds are valued at the total market value of the underlying assets based upon the publicly quoted price of each fund multiplied by the respective number of shares held as of the measurement date and are classified within Level 1 of the valuation hierarchy.

•
Brinker common stock fund is valued at the combined market value of the underlying stock based upon the closing price of the stock on its primary exchange times the number of shares held and the short-term cash component as of the measurement date and classified within Level 1 of the valuation hierarchy.

These methodologies were consistently applied as of December 31, 2019 and 2018.
The following table presents the fair value of financial instruments as of December 31, 2019 and 2018 by type of asset. The Plan has no investments that are classified as Level 2 or Level 3 as of December 31, 2019 and 2018.

	2019	2018
Money market	$10,640,235	$11,150,923
Mutual funds	286,343,789	224,540,044
Brinker common stock fund	17,805,821	18,757,371
Total investments at fair value	$314,789,845	$254,448,338

BRINKER INTERNATIONAL
401(K) SAVINGS PLAN

4. RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments consist of money market and mutual funds managed by the Trustee, Fidelity Management Trust Company. As a result, these transactions qualify as party-in-interest transactions. The Plan also invests in common stock of Brinker. Transactions involving Brinker common stock qualify as party-in-interest and related-party transactions because Brinker is the sponsor of the Plan. All of these party-in-interest transactions are exempt from the prohibited transaction rules. Notes receivable from participants are also considered to be exempt party-in-interest transactions.
5. CONCENTRATION
At December 31, 2019 and 2018, the Brinker common stock fund approximated $17.8 million and $18.8 million, respectively, and represented approximately 5.7% and 7.4%, respectively, of the Plan’s total investments at fair value.
6. PLAN TERMINATION
Although it has no present intention to do so, the Company may terminate the Plan at any time subject to the provisions of ERISA.
7. INCOME TAX STATUS
In December 2014, the Plan was restated and adopted a volume submitter plan document. The sponsor of the volume submitter plan document received an advisory letter from the IRS dated March 31, 2014, stating that the form of the underlying volume submitter document is qualified under Section 401 of the IRC and that any employer adopting this form of the plan will be considered to have a plan qualified under Section 401(a) of the IRC. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plan is qualified and the related Trust is tax-exempt as of the financial statement date.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2019, there are no uncertain tax positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
8. RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. It is not possible at this time to reasonably estimate the possible loss or range of loss, if any. Management further cautions that it is not possible to see all such factors, and financial statement users should not consider the identified factors as a complete list of all risks and uncertainties.
9. SUBSEQUENT EVENTS
In preparing the accompanying financial statements, management of the Plan has evaluated all subsequent events and transactions for potential recognition or disclosure through May 29, 2020, the date the financial statements were available for issuance.
The Plan was amended to change the eligible service requirement for participation. Effective January 1, 2020, an employee may become a participant on the first of the month following completion of 90 days of eligible service.

BRINKER INTERNATIONAL
401(K) SAVINGS PLAN

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency stemming from a new strain of coronavirus (“COVID-19”) and on March 11, 2020, the WHO classified the COVID-19 outbreak as a pandemic, triggering volatility in financial markets and a significant negative impact on the global economy. As a result, the Plan’s investment portfolio has incurred a significant decline in fair value since December 31, 2019. However, because the values of the Plan’s individual investments have and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, cannot be determined. The full impact of the COVID-19 pandemic continues to evolve as of the date of this report.
The Coronavirus Aid Relief, and Economic Security Act (“CARES Act”) was passed by the U.S. Senate on March 26, 2020. Section 2202 of the CARES Act permits eligible Plan participants to request penalty-free distributions of up to $100,000 for qualifying coronavirus-related reasons. These reasons include adverse financial consequences due to being quarantined, furloughed, laid off, having work hours reduced or being unable to work due to a lack of childcare due to COVID-19. Management of the Plan is in the process of reviewing the CARES Act and any resulting changes to the Plan.
Additionally, the Plan was amended to remove the safe harbor matching employer contributions effective May 10, 2020, and subsequently lost the safe harbor status. The loss of safe harbor status will require the Plan to complete and pass the average deferral percentage non-discrimination testing each plan year. The amended Plan does allow for discretionary employer contributions should the Company decide to do so. In conjunction with this amendment, the Plan was amended and restated in its entirety primarily for the purpose of incorporating previous Plan amendments and implementing an updated plan document.

EIN: 75-2354902
PLAN # 001

BRINKER INTERNATIONAL
401(K) SAVINGS PLAN
Form 5500 Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2019

(a) (b)	(c)	(e)
Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
Money market:
*Fidelity Investments Money Market Government Portfolio-Class I	10,640,235 shares	$10,640,235
Mutual funds:
*Fidelity Contrafund K6	3,051,642 shares	44,126,741
American Funds 2040 Target Date Retirement Fund Class R-6	1,518,261 shares	24,702,111
*Fidelity 500 Index Fund	213,304 shares	23,894,352
American Funds 2035 Target Date Retirement Fund Class R-6	1,347,341 shares	21,328,415
American Funds 2045 Target Date Retirement Fund Class R-6	1,086,453 shares	18,013,384
Neuberger Berman Genesis Fund Class R6	292,072 shares	17,062,819
American Funds EuroPacific Growth Fund Class R-6	304,214 shares	16,899,108
American Funds 2030 Target Date Retirement Fund Class R-6	1,068,345 shares	16,249,523
American Funds 2050 Target Date Retirement Fund Class R-6	983,088 shares	16,014,508
PIMCO Total Return Fund Institutional Class	1,466,699 shares	15,165,665
*Fidelity Small Cap Growth K6 Fund	870,039 shares	12,885,275
American Beacon Large Cap Value Fund R5 Class	442,006 shares	12,102,119
American Funds 2025 Target Date Retirement Fund Class R-6	838,123 shares	11,842,683
American Funds 2055 Target Date Retirement Fund Class R-6	461,306 shares	9,442,928
BNY Mellon Small Cap Value Fund Class I	380,835 shares	7,738,557
American Funds 2020 Target Date Retirement Fund Class R-6	477,652 shares	6,209,471
*Fidelity Extended Market Index Fund	60,915 shares	3,964,988
American Funds 2015 Target Date Retirement Fund Class R-6	321,647 shares	3,821,164
Vanguard Inflation-Protected Securities Fund Admiral Shares	99,120 shares	2,565,221
American Funds 2060 Target Date Retirement Fund Class R-6	169,828 shares	2,314,757
		286,343,789
*Brinker Common Stock Fund	423,974 shares	17,805,821
*Participant Loans	Interest rates from 4.25% to 9.25% and maturity dates from 2020 through 2034	12,963,936
Total		$327,753,781
 *    Party-in-interest
Cost column not required – participant directed
See accompanying report of independent registered public accounting firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BRINKER INTERNATIONAL
401(K) SAVINGS PLAN

Date:	May 29, 2020	By:	/s/ JASON LANDRY
Jason Landry,
Plan Administrator